Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

Name of Subsidiary	Jurisdiction of Organization	Parent Entity
Origin Bank	Louisiana	Origin Bancorp, Inc.
Davison Insurance Agency, LLC (1)	Louisiana	Origin Bancorp, Inc.
CTB Statutory Trust 1	Conneticut	Origin Bancorp, Inc.
First Louisiana Statutory Trust I	Delaware	Origin Bancorp, Inc.
CTB Properties, LLC	Louisiana	Origin Bank
CTB/MNG Condominium Association, Inc.	Louisiana	Origin Bank
CTB/HLP Condominium Association, Inc	Louisiana	Origin Bank
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(1) Davison Insurance Agency, LLC also conducts business as Thomas & Farr Agency, LLC, and Reeves Coon & Funderburg.